Exhibit 99.1

Fuwei Films (Holdings) Co., Ltd Announces the Proposed Reverse Stock Split of its Ordinary Shares

BEIJING, November 22, 2016 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced that the majority of the shareholders of the Company have approved in principle a 1-for-4 reverse stock split of the Company’s authorized ordinary shares, accompanied by a corresponding decrease in the Company’s issued and outstanding ordinary shares and an increase of the par value of each ordinary share from $0.129752 to US$0.519008 (the “Reverse Stock Split”), subject to an extraordinary general meeting of shareholders (“EGM”) to be held on December 5, 2016.

The Company’s ordinary shares will begin to trade on the NASDAQ Stock Market on the post-Reverse Stock Split basis under the symbol “FFHL” following the EGM. The Company has applied for a new CUSIP number for the Company’s ordinary shares post-Reverse Stock Split.

The Company will round up to the next full share of the Company’s ordinary shares any fractional shares that result from the Reverse Stock Split.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei'sBOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

For more information, please contact:

In China:

Ms. Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms. Vivian Chen
Investor Relations
Citigate Dewe Rogerson
Phone: +1-646-284-9427
Email: vivian.chen@citigatedr.com